UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.   Investment Company Act Rule Number:

     811-2631

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     CHESTNUT STREET EXCHANGE FUND

4. Address of principal executive office (number, street, city, state, Zip code):

     400 BELLEVUE PARKWAY
     WILMINGTON, DE  19809




                  CHESTNUT STREET EXCHANGE FUND
                      400 BELLEVUE PARKWAY
                      WILMINGTON, DE 19809
                         (302) 792-2555
                      Fax: (302) 791-4830

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
        CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

May 26, 2004

Briggs, Bunting & Dougherty, LLP
Two Penn Center Plaza, Suite 820
Philadelphia, PA 19102-1732

We, as members of management of Chestnut Street Exchange Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2003, and from July 31, 2003 through December 31, 2003.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from July 31, 2003 through December 31, 2003, with respect to securities reflected in the investment account of the Company.


                               CHESTNUT STREET EXCHANGE FUND

                               /s/Edward J. Roach, President
                               Edward J. Roach, President





                  REPORT OF INDEPENDENT ACCOUNTANTS

To the Managing General Partners
Chestnut Street Exchange Fund
Wilmington, Delaware

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Chestnut Street Exchange Fund's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2003.
 Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of December 31, 2003, and with respect to agreement of security purchases and sales, for the period from July 31, 2003 (the date of our last examination) through December 31, 2003:

Confirmation of all securities held by institutions in book entry form, at the Federal Reserve Bank of Boston and the Depository Trust Company. For a sample of securities on the safekeeping reports of PNC Bank, National Association, we noted that he quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that the discrepancies were resolved. Reconciliation of all such securities to the books and records of the Fund and the Custodian, PNC Bank, National Association. As a supplement done to the satisfactory testing reported in the PFPC, Inc. Fund Accounting and Administration Report on Controls Placed in Operation and Tests of Operating Effectiveness issued pursuant to SAS No. 70, agreement of several security purchases and security sales or maturities since July 31, 2003 from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Chestnut Street
Exchange Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Managing General Partners, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/BRIGGS, BUNTING & DOUGHERTY, LLP
Philadelphia, Pennsylvania
May 17, 2004